UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages

CUSIP NO. 05614L100	Page 2 of 9 Pages

1.	Names of Reporting Persons

Blue Harbour Group, LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 5,280,542
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,280,542

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,280,542

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

9.8%

12.	Type of Reporting Person (See Instructions)

IA; PN

CUSIP NO. 05614L100	Page 3 of 9 Pages

1.	Names of Reporting Persons

Blue Harbour Holdings, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 5,280,542
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,280,542

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,280,542

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

9.8%

12.	Type of Reporting Person (See Instructions)

HC; OO

CUSIP NO. 05614L100	Page 4 of 9 Pages

1.	Names of Reporting Persons

Clifton S. Robbins

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 5,280,542
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,280,542

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,280,542

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

9.8%

12.	Type of Reporting Person (See Instructions)

HC; IN

CUSIP NO. 05614L100	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Babcock & Wilcox Enterprises, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

The Harris Building
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277

Item 2(a).	Name of Person Filing:

i) Blue Harbour Group, LP (“Manager”);
ii) Blue Harbour Holdings, LLC (“Manager GP”); and
iii) Clifton S. Robbins (“Mr. Robbins”)

Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830.  Mr. Robbins’ business address is c/o Manager at the foregoing address.  Mr. Robbins is the Chief Executive Officer of Manager.

Item 2(c).	Citizenship:

i)	Blue Harbour Group, LP is a Delaware limited partnership;

ii)	Blue Harbour Holdings, LLC is a Delaware limited liability company; and

iii)	Mr. Robbins is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e).	CUSIP Number:

05614L100

CUSIP NO. 05614L100	Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(e) Blue Harbor Group, LP is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
(g) Blue Harbour Holdings, LLC is a parent holding company and Mr. Robbins is a control person of Blue Harbour Group, LP.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

See response to Item 9 on each cover page. As of December 31, 2015, the Reporting Persons beneficially owned 5,280,542 shares of Common Stock.

Item 4(b).	Percent of Class:

See response to Item 11 on each cover page.  As of December 31, 2015, each of the Reporting Persons may be deemed to be the beneficial owner of 9.8% of the total number of shares of Common Stock outstanding.  Such figure is calculated based on a total of 53,613,117 shares of Common Stock outstanding as of October 31, 2015 (as stated by the Issuer in its Quarterly Report on Form 10-Q filed on November 3, 2015 for the Issuer’s quarterly period ended September 30, 2015).

Item 4(c).	Number of shares as to which such person has:

Blue Harbour Group, LP
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,280,542
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,280,542

Blue Harbour Holdings, LLC
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,280,542
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,280,542

Mr. Robbins
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,280,542
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,280,542

CUSIP NO. 05614L100	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 05614L100	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: February 16, 2016	BLUE HARBOUR HOLDINGS, LLC

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: February 16, 2016

/s/ Clifton S. Robbins
Clifton S. Robbins

CUSIP NO. 05614L100	Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date: February 16, 2016	BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: February 16, 2016	BLUE HARBOUR HOLDINGS, LLC

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: February 16, 2016

/s/ Clifton S. Robbins
Clifton S. Robbins